SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 4 to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Trimeris, Inc.

(Name of Subject Company (Issuer))

RTM Acquisition Company

(Offeror)

a Wholly-Owned Subsidiary of

Arigene Co., Ltd.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.001 Per Share

(Title of Class Securities)

896263100

(CUSIP Number of Class of Securities)

Sang-Baek Park

Chief Executive Officer

Arigene Co., Ltd.

83-25, Nonhyun-Dong, Kangnam-Gu

Seoul 135-010 Korea

82-2-2109-9911

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Leib Orlanski, Esq.

Shoshannah D. Katz, Esq.

K&L Gates LLP

10100 Santa Monica Boulevard, 7th Floor

Los Angeles, California 90067

(310) 552-5000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$82,096,233.86	$4,581

(1)

Estimated for purposes of calculating the filing fee only. This amount is the sum of (i) 22,349,841 shares of Trimeris, Inc. common stock (based on 22,319,841 shares outstanding as of October 16, 2009, and 30,000 outstanding shares of restricted stock) by $3.60 per share, which is the offer price, plus (ii) $1,636,806.26 expected to be paid in connection with the cancellation of outstanding options.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for fiscal year 2010, issued September 28, 2009, by multiplying the transaction value by 0.0000558.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,581	Filing Party: :	Arigene Co., Ltd.
Form or Registration No.:	Schedule TO-T	Date Filed: :	October 19, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 4 amends and supplements Items 1 through 12 in the Tender Offer Statement on Schedule TO (the “Schedule TO”) initially filed with the U.S. Securities and Exchange Commission on October 19, 2009, and as amended on October 27, 2009, on November 4, 2009 and on November 12, 2009, by (i) RTM Acquisition Company, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Arigene Co. Ltd., a corporation organized under the laws of the Republic of Korea (the “Parent”), and (ii) the Parent. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Trimeris, Inc., a Delaware corporation (the “Company”), at a purchase price of $3.60 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 19, 2009, as amended and supplemented to date (the “Offer to Purchase”) and in the related Letter of Transmittal, as each may be amended or supplemented from time to time, and copies of which were filed as exhibits to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule TO as amended to date remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

“On November 17, 2009, the Parent, the Purchaser and the Company executed an amendment (the “Amendment”) to the Agreement and Plan of Merger, pursuant to which the Offer was made, dated as of October 2, 2009 (the “Merger Agreement”), providing for an extension of the expiration date for the Offer, an extension of the Outside Date, and other related adjustments pertaining to the termination and escrow provisions. As of 5:00 p.m. Eastern time on November 16, 2009, 18,462,006 shares of the Company’s common stock were tendered in the Offer, representing 82.72% of the outstanding Shares. Capitalized terms used but not otherwise defined shall have the meanings ascribed to them in the Schedule TO or in the Merger Agreement, as the case may be.

The Amendment provides an extension of the expiration date for the Offer through 5:00 pm, New York City time, on Monday, December 28, 2009. The Offer, as amended, is conditioned, among other things, upon Shares satisfying the Minimum Condition having been validly tendered, and not properly withdrawn, in response to the Offer prior to the extended expiration date. The Offer also remains subject to other important conditions set forth in the Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.” However, pursuant to the Amendment, the Purchaser and the Parent agreed that such other conditions to the Purchaser’s obligation to accept for payment and pay for any Shares tendered pursuant to the Offer as set forth in conditions (c)(ii), (c)(iii) and (c)(iv)(except with respect to a breach by the Company of its obligations under Section 5.1(a) of the Merger Agreement) to Annex I to the Merger Agreement have been completely and forever satisfied as of 5:00 pm, New York City time on the date of the Amendment and the Parent and the Purchaser each irrevocably waived compliance with such conditions at the close of the Offer as extended thereby. The waived conditions provide that at the Acceptance Time that the representations and warranties of the Company are true and correct, that the Company has performed all covenants and obligations under the Merger Agreement and the delivery of a management certificate from the Company as to satisfaction of these conditions.

The Amendment also provides an extension of the Outside Date, the date after which either party may terminate the Merger Agreement if the Purchaser has not accepted and paid for all Shares validly tendered and not properly withdrawn prior to such time, to January 31, 2010.

Pursuant to the terms of the Amendment, the parties also concurrently executed a joint instruction letter to the Escrow Agent, providing the release of $12,000,000 of the Escrow Deposit to the Company in consideration for the Amendment.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(5)(F)	Press Release issued by Arigene Co., Ltd. on November 17, 2009.

(d)(5)	Amendment to Agreement and Plan of Merger by and among Arigene Co., Ltd., RTM Acquisition Company and Trimeris, Inc., dated November 17, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2009	RTM Acquisition Company

	By:	/s/ SANG-BAEK PARK
	Name:	Sang-Baek Park
	Title:	Chief Executive Officer

Date: November 17, 2009	Arigene Co., Ltd.

	By:	/s/ SANG-BAEK PARK
	Name:	Sang-Baek Park
	Title:	Chief Executive Officer